SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                                  NEOPATH, INC.
                                ________________
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         _______________________________
                         (Title of Class of Securities)


                                    640517108
                                 ______________
                                 (CUSIP Number)

                                December 31, 1998
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP No. 640517108                                           Page 2 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  774,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   774,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            774,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.34%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

____________________
/1/      Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 640517108                                           Page 3 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  339,686
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  774,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   339,686
    With
                           8        Shared Dispositive Power
                                            774,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,113,686/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    7.68%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________
/1/      Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 640517108                                           Page 4 of 10 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  71,641
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  774,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   71,641
    With
                           8        Shared Dispositive Power
                                            774,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            845,641/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.83%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________
/1/      Position as of February 11, 1999.

                                  SCHEDULE 13G

CUSIP No. 640517108                                           Page 5 of 10 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  PENNSYLVANIA

                           5        Sole Voting Power
 Number of                                  60,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   60,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            60,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .41%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________
/1/      Position as of February 11, 1999.

                                                              Page 6 of 10 Pages


Item 1(a)         Name of Issuer:

                  NeoPath, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  8271-154th Avenue NE, Redmond, WA 98052.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  ii)      Mr. George Soros ("Mr. Soros");

                  iii)     Mr. Stanley F. Druckenmiller  ("Mr.  Druckenmiller");
                           and

                  iv) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC").

                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), the Duquesne LLC Clients (as defined herein), Open Society Institute, a New York Trust ("OSI") of which Mr. Soros serves as a trustee, and Druckenmiller Foundation, a New York Trust ("DF") of which Mr. Druckenmiller serves as a trustee. SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                  The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591.

Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited liability company;

                  ii)      Mr. Soros is a United States citizen;

                                                              Page 7 of 10 Pages


                  iii)     Mr. Druckenmiller is a United States citizen; and

                  iv) Duquesne LLC is a Pennsylvania limited liability company.

Item 2(d)         Title of Class of Securities:

                           Common Stock, $0.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           640517108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of February 11, 1999 each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           i) SFM LLC may be deemed to be the beneficial owner of the 774,000 Shares held for the account of Quantum Partners.

                           ii) Mr. Soros may be deemed the beneficial owner of 1,113,686 Shares. This number consists of
                                    (A)  774,000  Shares held for the account of
                                    Quantum Partners and (B) 339,686 Shares held for the account of OSI.

                           iii) Mr. Druckenmiller may be deemed the beneficial owner of 845,641 Shares. This number consists of (A) 774,000 Shares held for the account of Quantum Partners, (B) 60,000 Shares held for the accounts of the Duquesne LLC Clients and (C) 11,641 Shares held for the account of DF.

                           iv) Duquesne LLC may be deemed the beneficial owner of the 60,000 Shares held for the accounts of Duquesne LLC Clients.

Item 4(b)         Percent of Class:

                           i) The number of Shares of which SFM LLC may be deemed to be the beneficial owner constitutes approximately 5.34% of the total number of Shares outstanding.

                           ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 7.68% of the total number of Shares outstanding.

                           iii)     The   number   of   Shares   of  which   Mr.
                                    Druckenmiller   may  be  deemed  to  be  the
                                    beneficial owner  constitutes  approximately
                                    5.83%  of  the   total   number   of  Shares
                                    outstanding.

                                                              Page 8 of 10 Pages



                           iv) The number of Shares of which Duquesne LLC may be deemed to be the beneficial owner constitutes approximately .41% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     SFM LLC
     -------

     (i)      Sole power to vote or to direct the vote:                  774,000

     (ii)     Shared power to vote or to direct the vote:                      0

     (iii)    Sole power to dispose or to direct the disposition o       774,000

     (iv)     Shared power to dispose or to direct the disposition of:         0

     Mr. Soros
     ---------

     (i)      Sole power to vote or to direct the vote:                  339,686

     (ii)     Shared power to vote or to direct the vote:                774,000

     (iii)    Sole power to dispose or to direct the disposition of:     339,686

     (iv)     Shared power to dispose or to direct the disposition of:   774,000

     Mr. Druckenmiller
     -----------------

     (i)      Sole power to vote or to direct the vote:                   71,641

     (ii)     Shared power to vote or to direct the vote:                774,000

     (iii)    Sole power to dispose or to direct the disposition of:      71,641

     (iv)     Shared power to dispose or to direct the disposition of:   774,000

     Duquesne LLC
     ------------

     (i)      Sole power to vote or to direct the vote:                   60,000

     (ii)     Shared power to vote or to direct the vote:                      0

     (iii)    Sole power to dispose or to direct the disposition of:      60,000

     (iv)     Shared power to dispose or to direct the disposition of:         0

                                                              Page 9 of 10 Pages


Item 5.           Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  (ii)     The   Duquesne   LLC   Clients   have  the  right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for their account.

                  (iii) OSI has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares, held for its account.

                  (iv) DF has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares, held for its account.

                  SFM LLC expressly disclaims beneficial ownership of any Shares held for the accounts of OSI, DF and the Duquesne LLC Clients. Mr. Soros expressly disclaims beneficial ownership of any Shares held for the accounts of DF and the Duquesne LLC Clients. Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held for the account of OSI. Duquesne LLC expressly disclaims beneficial ownership of any Shares held for the accounts of Quantum Partners, OSI and DF. The inclusion of the Shares held for the account of OSI herein shall not be deemed an admission that Mr. Soros or any of the Reporting Persons has or may be deemed to have beneficial ownership of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 10 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1999               SOROS FUND MANAGEMENT LLC


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


Date:  February 12, 1999               GEORGE SOROS


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  February 12, 1999               STANLEY F. DRUCKENMILLER


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

Date:  February 12, 1999               DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                       By:   /S/ GERALD KERNER
                                             -----------------------------------
                                             Gerald Kerner
                                             Managing Director